UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026 (Report No. 4)

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Registered Direct Offering

On September 23, 2026, IM Cannabis Corp. (the “Company”) entered into securities purchase agreements (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 655,000 common shares (the “Shares”), no par value per share, at a purchase price of $2.00 per share, in a registered direct offering (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-288346), filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2025, and declared effective by the SEC on July 9, 2025 (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the SEC on or around September 24, 2026.

The closing of the Offering is expected to occur on or about September 24, 2026, subject to customary closing conditions. The gross proceeds from the Offering will be approximately $1,310,000 before deducting the offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes, which may include evaluating potential additional business opportunities.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, which is filed as Exhibit 10.1, to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein. The legal opinion, including the related consent, of Boughton Law Corporation relating to the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

The Offering was made directly to the investors, without a placement agent or underwriter.

This Report of Foreign Private Issuer on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The Shares may not be offered or sold in Canada or to residents of Canada.

Press Release

On September 23, 2026, the Company issued a press release regarding the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 of this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos.333-296637, 333-293236, 333-289571 and 333-288346) filed with the SEC to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 Disclaimer for Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). For example, the Company is using forward-looking statements when it discusses the closing of the Offering and the receipt and intended use of the proceeds from the Offering. All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements are based on assumptions that may prove to be incorrect.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel has faced on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; and the inability of the Company to find new business activities to broaden its growth avenues and support long-term value creation.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the SEC on March 30, 2026, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this Report of Foreign Private Issuer on Form 6-K is made as of the date hereof and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Boughton Law Corporation.
10.1	Form of Securities Purchase Agreement, dated September 23, 2026, by and between the Company and the purchaser parties thereto.
23.1	Consent of Boughton Law Corporation (included in Exhibit 5.1).
99.1	Press Release dated September 23, 2026, titled “IM Cannabis Announces Pricing of US$1.31 Million Registered Direct Offering of Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: September 24, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director